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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/28/02 (MM/DD/YY) AND ENDING 09/26/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.A. Davidson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls	Montana	59401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darrell L. Block (406) 727-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 North 31st Street	Billings	Montana	59101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DRL

OATH OR AFFIRMATION

I, Tom S. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 26, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $305,062, credits $944,133)



Signature

CFO

Title



Notary Public

Cascade County, Montana: Commission expires June 1, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.A. DAVIDSON & CO.

Statements of Financial Condition

<u>Assets</u>	September 26, 2003	September 27, 2002
Cash and cash equivalents	$ 9,702,025	10,602,416
Receivables:		
Customers, net	90,822,113	104,419,442
Brokers, dealers and clearing organizations	17,297,477	5,733,384
From related parties	2,211,093	5,072,394
Other	3,171,508	2,049,208
	113,502,191	117,274,428
Securities at market or estimated market value:		
Municipal bonds	5,147,681	2,193,788
Corporate bonds	1,931,511	4,225,973
Common and preferred stock	9,005,000	8,220,160
Options	10,106,123	7,793,311
	26,190,315	22,433,232
Exchange memberships at cost (estimated fair market value $91,000 in 2003 and $137,500 in 2002)	165,450	466,950
Equipment and leasehold improvements (less accumulated depreciation and amortization of $10,981,570 in 2003 and $9,865,634 in 2002)	7,037,582	8,050,945
Cash surrender value - life insurance	696,745	661,621
Notes receivable, net	6,648,627	8,085,233
Goodwill, net	2,395,337	2,395,337
Other assets	3,877,375	4,570,410
Deferred tax asset	6,456,045	5,610,177
	27,277,161	29,840,673
	$ 176,671,692	180,150,749

<u>Liabilities and Stockholder's Equity</u>	September 26, 2003	September 27, 2002
Liabilities:		
Checks in advance of deposits	$ 6,448,822	4,502,651
Payables:		
Brokers, dealers and clearing organizations	10,909,262	22,078,806
Customers' special free credits	27,365,261	36,330,981
Customers' other credits	4,305,614	1,972,247
Related parties	2,733,223	1,421,856
Market value of securities sold, but not yet purchased	26,351,101	15,745,442
Income taxes	1,130,249	453,574
Accrued payroll and profit sharing	23,253,324	23,035,594
Other payables and accrued liabilities	4,793,591	3,054,668
Total liabilities	107,290,447	108,595,819
Commitments and contingencies		
Stockholder's equity:		
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	11,494,476	11,216,622
Retained earnings	57,886,669	60,338,208
Total stockholder's equity	69,381,245	71,554,930
	$ 176,671,692	180,150,749

See accompanying notes to the financial statements.





P.O. Box 7108
401 N. 31st Street
Billings, MT 59103

Independent Auditors' Report

To the Board of Directors and Stockholder
D.A. Davidson & Co.:

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (a wholly-owned subsidiary of Davidson Companies) as of September 26, 2003 and September 27, 2002 and the related statements of income, stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.A. Davidson & Co. as of September 26, 2003 and September 27, 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Billings, Montana
October 31, 2003, except as to note 2
which is as of November 13, 2003



